    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1998


                                            REGISTRATION STATEMENT NO. 333-60661

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                BACOU USA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           05-0470688
         (STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                              10 THURBER BOULEVARD
                              SMITHFIELD, RI 02917
                                 (401) 233-0333
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            WINFIELD W. MAJOR, ESQ.

                                GENERAL COUNSEL
                                BACOU USA, INC.
                              10 THURBER BOULEVARD
                              SMITHFIELD, RI 02917
                                 (401) 233-0333
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                Please address a copy of all communications to:

             LAURA N. WILKINSON, ESQ.                            JOHN S. D'ALIMONTE, ESQ.
              EDWARDS & ANGELL, LLP                              WILLKIE FARR & GALLAGHER
               ONE BANKBOSTON PLAZA                                 787 SEVENTH AVENUE
               PROVIDENCE, RI 02903                                 NEW YORK, NY 10019
                  (401) 274-9200                                      (212) 728-8000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 145 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                 AUGUST 25, 1998


                                2,300,000 SHARES

                                  [BACOU LOGO]

                                  COMMON STOCK
                          ---------------------------

[UVEX LOGO]      [HOWARD LEIGHT LOGO]     [SURVIVAIR LOGO]     [BIOSYSTEMS LOGO]

        [LASE-R SHIELD LOGO]        [TITMUS LOGO]        [PRO-TECH LOGO]

     All of the shares of Common Stock, $.001 par value per share (the "Common Stock"), of Bacou USA, Inc. (together with its subsidiaries, the "Company") offered hereby (the "Offering") are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock in the Offering. See "Selling Stockholders."


     The Common Stock is listed on The New York Stock Exchange ("NYSE") under the symbol "BAU." On August 24, 1998, the last reported sale price of the Common Stock as reported on the NYSE composite tape was $20 11/16 per share. See "Price Range of Common Stock."


                          ---------------------------

   SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF FOR A DISCUSSION OF CERTAIN
                                    MATTERS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                          ---------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

                                                      PRICE                 UNDERWRITING             PROCEEDS TO
                                                        TO                 DISCOUNTS AND               SELLING
                                                      PUBLIC                COMMISSIONS            STOCKHOLDERS(1)
-----------------------------------------------------------------------------------------------------------------------
Per Share...................................            $                        $                        $
-----------------------------------------------------------------------------------------------------------------------
Total(2)....................................            $                        $                        $
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Does not include expenses of the Offering, including Underwriting Discounts and Commissions, which will be paid by the Company.

(2) One of the Selling Stockholders has granted the Underwriters a 30-day option to purchase up to 345,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders
    will be $       , $       and $       , respectively. See "Underwriting."

                          ---------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the rights of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
               , 1998.

                          ---------------------------
BT ALEX. BROWN
                       A.G. EDWARDS & SONS, INC.
                                                        PAINEWEBBER INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1998.

                                 BACOU USA...

                  A Leader In Personal Protection Equipment.

     [Bacou USA logo surrounded by names and logos of operating divisions]

                 Headquartered in Smithfield, RI - NYSE: BAU



               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Statements contained in this Prospectus that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. The Company cautions that a number of important factors could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, continued demand for current product lines, the success of new product introductions, the success of the Company's acquisition strategy, continued availability and favorable pricing of raw materials, the ability of the Company and its key vendors to successfully respond to year 2000 issues, competitive pressures, general economic conditions and regulatory matters. The Company cannot assure that it will be able to anticipate or respond timely to changes in any of the factors listed above, which could adversely affect the operating results in one or more fiscal periods. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. Fluctuations in operating results may also result in fluctuations in the price of the Company's Common Stock.

     THE UNDERWRITERS AND CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SYNDICATE SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

-------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, (i) all market share data contained herein have been obtained from a report dated March 31, 1998 of Frost & Sullivan (the "Frost & Sullivan Report"), a market research firm with experience in the personal protective equipment market, and refers to the Company's market share in the United States industrial market for the year 1997 on a net sales basis; (ii) all references to "pro forma" results of operations refer to the Company's results of operations on a pro forma basis assuming that the acquisitions of Howard S. Leight & Associates, Inc. (consummated in February 1998) and Survivair, Inc. (consummated in May 1997) were each consummated on January 1, 1997; and (iii) all references to "Uvex Safety" herein are collectively to the Uvex Safety Division of the Company and its Uvex Safety Manufacturing, Inc. subsidiary ("Uvex Manufacturing"). Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

OVERVIEW

     The Company designs, manufactures and sells market-leading products that are designed to protect the sight, hearing and respiratory systems of workers against occupational hazards, as well as related instrumentation including vision screeners, gas monitors and test equipment for self-contained breathing apparatus. The Company's products, which are marketed under the brand names UVEX(R), Howard Leight(R), Survivair(R), Pro-Tech(R), Biosystems, Titmus(R), Lase-R Shield and LaserVision, are sold principally to industrial safety and fire service distributors and optical laboratories.

     The Company's goal is to expand its strong position in the United States personal protective equipment market and to become a global leader in the manufacture and sale of safety and security products through selective acquisitions and internal growth. Since the Company's platform investments in 1993 and 1994 in Uvex Safety, Inc., a leading manufacturer of non-prescription safety eyewear, the Company has made the following acquisitions (collectively, the "Acquisitions"):

          Howard Leight. In February 1998, the Company acquired Howard S. Leight & Associates, Inc. ("Howard Leight"), a manufacturer of hearing protection products, including disposable, reusable and banded ear plugs, and ear muffs.

          Biosystems. In September 1997, the Company acquired Biosystems, Inc. ("Biosystems"), a manufacturer of gas monitors and test equipment for self-contained breathing apparatus.

          Lase-R Shield. In June 1997, the Company acquired Lase-R Shield, Inc. ("Lase-R Shield"), a manufacturer of laser protective eyewear.

          Survivair. In May 1997, the Company acquired Survivair, Inc. ("Survivair"), a manufacturer of respiratory system protection products.

          Titmus. In September 1995, the Company acquired Titmus Optical, Inc. ("Titmus"), a manufacturer of frames for prescription safety eyewear and vision screening equipment.

          Pro-Tech. In March 1995, the Company acquired Pro-Tech Respirators, Inc. ("Pro-Tech"), a manufacturer of respiratory system protection products.

     The Acquisitions added businesses with leadership positions in the hearing and respiratory system protection markets, while also significantly expanding the Company's safety eyewear business. The Acquisitions increased net sales from $72.0 million in fiscal 1995 to $130.9 million in 1997 and $108.4 million for the first six months of 1998 and, on a pro forma basis, to $189.9 million in 1997 and $115.7 million for the first six months of 1998.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     The Company believes that industrial safety distributors, its primary distribution channel for personal protective equipment, increasingly favor suppliers that provide a broad range of market-leading products. Accordingly, a key element of the Company's strategy is to acquire businesses that add new categories of market-leading products and thereby increase its share of its distributors' product offerings. The Company's market shares rank among the top five competitors in all of its major product categories; it is number one in prescription, non-prescription and laser safety eyewear categories and number two in disposable and reusable ear plugs and ear muffs.

     The Company believes that the safety and security equipment industry remains highly fragmented, creating opportunities for additional acquisitions and consolidation. The Company plans to continue to diversify into other types of safety products, as well as security equipment, that protect workers or monitor the safety of the work environment. In addition, the Company will continue to strengthen its existing product lines through selective acquisitions and internal development of new products. The Company believes that its existing distribution networks are well suited for selling additional product offerings.

STRATEGY

     The Company's goal is to expand its strong position in the United States personal protective equipment market and to become a global leader in the manufacture and sale of safety and security products through selective acquisitions and internal growth. The Company is pursuing a business strategy to achieve these goals which includes the following principal elements:

     Broaden Product Categories Through Acquisitions. The Company's acquisition strategy represents a continuation of the strategy which has made it a leading consolidator in the personal protective equipment industry. The Company plans to continue its acquisition strategy by:

     - Enhancing growth by continuing to acquire companies with products that increase the number of categories of personal protective equipment the Company offers and extend the product lines within the Company's existing product categories;

     - Continuing to diversify into other types of safety products, as well as security equipment, that it believes are well suited for sale through its existing distribution networks and that protect workers or monitor the safety of the work environment; and

     - Focusing primarily on opportunities in which the target company has high brand recognition, a reputation for quality products, compatible channels of distribution, strong end-user acceptance and significant market share.

     Internal Growth Based on Quality, Reputation and Brand Loyalty. A number of the Company's personal protective equipment products and brands have a high degree of market acceptance and an excellent reputation for quality, comfort and style among industrial purchasers and product users. The Company intends to enhance its current brand loyalty and market position by:

     - Continuing to introduce innovative new products and encouraging industrial users to upgrade to, or replace competing products with, the Company's new products;

     - Designing innovative disposable and reusable products as well as products with unique replacement parts; and

     - Continuing to build awareness and stimulate demand for all of its product lines through direct communication with industrial purchasers.

     Continue to Improve Operating Efficiencies. The Company intends to continue to improve operating efficiencies by:

     - Tailoring its improvement programs to the type of manufacturing process most suitable for each product line, and focusing on automation whenever possible and cost justified;

     - Continuing to integrate its marketing and sales teams to enhance cross-selling opportunities across product lines in order to generate and pursue more sales leads in every product line; and
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     - Consolidating divisional and subsidiary administrative and accounting functions and implementing common personnel policies and procedures, employee benefits and information systems.

     Explore New Market Opportunities. The Company has an active program to develop new market opportunities beyond the United States personal protective equipment market. Elements of this program include:

     - Pursuing opportunities to increase exports to markets outside of the Company's traditional United States industrial market -- exports represented 14.9% of net sales during the first six months of 1998, compared to 10.8% in the first six months of 1997; and

     - Increasing sales in the do-it-yourself retail markets for home safety products.

                            -------------------------------

     The Company's executive offices are located at 10 Thurber Boulevard, Smithfield, Rhode Island 02917, and its telephone number is (401) 233-0333.

                                  THE OFFERING

Common Stock offered by the Selling Stockholders............  2,300,000 shares(1)
Common Stock outstanding after the Offering.................  17,604,465 shares(2)
New York Stock Exchange symbol..............................  BAU

---------------
(1) Does not include 345,000 shares subject to the underwriters' over-allotment option.
(2) Excludes an aggregate of 1,327,000 shares of Common Stock reserved for issuance as of June 30, 1998 pursuant to the Bacou USA, Inc. 1996 Stock Incentive Plan (the "Employee Plan"), 300,000 shares of Common Stock reserved for issuance pursuant to the Bacou USA, Inc. 1996 Non-Employee Director Stock Option Plan (the "Director Plan") and 50,000 shares of Common Stock reserved for issuance pursuant to the 1998 Howard S. Leight Stock Option Plan (the "Leight Plan").
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                  SUMMARY ACTUAL AND PRO FORMA FINANCIAL DATA

     The summary actual and pro forma financial data set forth below should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto, Unaudited Pro Forma Consolidated Statements of Income, Selected Consolidated Historical and Pro Forma Financial Information and Management's Discussion and Analysis of Financial Condition and Results of Operations, all of which are included elsewhere or incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."

                                                               YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                                           -------------------------------    ------------------------------
                                                             1996             1997            1997(1)           1998
                                                           --------   --------------------    -------   --------------------
                                                                                    PRO                               PRO
                                                                      ACTUAL(1)   FORMA(2)              ACTUAL(3)   FORMA(2)
                                                                      ---------   --------              ---------   --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales..............................................  $109,268   $130,869    $189,945    $58,710   $108,379    $115,737
  Gross profit(4)........................................    61,913     66,402     99,649     31,467      55,833      59,816
  Operating income(4)....................................    31,624     24,634     36,160     13,683      13,957      14,663
  Income before income taxes.............................    31,579     25,010     27,694     14,256      11,272      10,687
  Net income(4)..........................................  $ 19,377   $ 14,422    $16,067     $8,377    $  7,231    $  6,868
  Earnings per share(4):
    Basic and diluted....................................  $   1.18   $   0.83    $  0.92     $ 0.48    $   0.41    $   0.39
  Weighted average shares outstanding:
    Basic................................................    16,406     17,383     17,383     17,312      17,596      17,596
    Diluted..............................................    16,436     17,410     17,410     17,318      17,688      17,688

                                                                                                         JUNE 30,
                                                                                                           1998
                                                                                                         ---------
                                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................................................................   $ 30,541
  Total assets........................................................................................    289,624
  Total long-term debt, excluding current installments................................................    103,657
  Common stock subject to a put option................................................................      9,450
  Stockholders' equity................................................................................    130,674

---------------
(1) With respect to the year ended December 31, 1997, amounts include operating results of Survivair from June 1, 1997 and operating results of Biosystems from September 30, 1997.

(2) Pro forma statement of income data for the six months ended June 30, 1998 and the year ended December 31, 1997 give pro forma effect to the Howard Leight acquisition as if such transaction had been consummated on January 1, 1997. Pro forma statement of income data for the year ended December 31, 1997 also gives pro forma effect to the Survivair acquisition as if such transaction had been consummated on January 1, 1997.

(3) Includes the operating results of Howard Leight from February 27, 1998.

(4) Excluding non-recurring items relating to certain of the Acquisitions and a severance charge recorded in 1998 in connection with the June 1998 resignation of the President and Chief Operating Officer of the Company's Bacou USA Safety, Inc. subsidiary, and including the operating results of the acquired companies as described above, the Company's gross profit, operating income, net income and earnings per share would have been as follows for each of the periods indicated:

                                                                     YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                                                  -----------------------------   -----------------------------
                                                                   1996            1997            1997            1998
                                                                  -------   -------------------   -------   -------------------
                                                                            ACTUAL    PRO FORMA             ACTUAL    PRO FORMA
                                                                            ------    ---------             ------    ---------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
    Gross profit................................................  $61,913   $68,455   $101,702    $32,017   $56,846    $60,829
    Operating income............................................   31,624    30,558     42,084     15,533    24,113     24,819
    Net income..................................................   19,377    19,498     21,143     10,015    13,621     13,258
    Earnings per share:
      Basic.....................................................  $  1.18   $  1.12   $   1.22    $  0.58   $  0.77    $  0.75
      Diluted...................................................     1.18      1.12       1.21       0.58      0.77       0.75

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
-------------------------------------------------------------------------------

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

CONTROL BY PRINCIPAL STOCKHOLDER

     Following the consummation of the Offering, Bacou S.A., a French corporation (the "Principal Stockholder"), will own approximately 59.2% (57.2% if the Underwriters' overallotment option is exercised in full) of the outstanding Common Stock. Mr. Philippe Bacou, the Chairman of the Board of Directors of the Company, has authority to vote such shares. Consequently, Mr. Philippe Bacou indirectly will control the election of directors and the results of other matters submitted to a vote of stockholders. Such concentration of ownership may have the effect of preventing a change in control of the Company. Any change in the control of the Principal Stockholder could have a significant effect on the composition of the Board of Directors of the Company which in turn could have a significant effect on the management and operation of the Company. Additionally, as a result of the present intention of the Principal Stockholder to retain majority control of the Company, the ability of the Company to raise equity capital or to fund any future acquisitions through the issuance of additional shares of capital stock is limited. See "Business -- Strategy."

UNCERTAINTIES OF ACQUISITION STRATEGY

     The Company has pursued and intends to continue to pursue acquisitions of safety and security businesses as an important component of its strategy. See "Business -- Strategy." No assurance can be given that suitable acquisition candidates can be acquired on acceptable terms or that future acquisitions, if completed, will be successful. Future acquisitions by the Company could result in the incurrence of debt, the potentially dilutive issuance of equity securities and the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, operating results and financial condition. While the Company regularly reviews and expresses interest in acquisitions, the Company has no present understandings, commitments or agreements with respect to any acquisition. The success of any completed acquisition, including the Biosystems, Survivair and Howard Leight acquisitions, will depend on the Company's ability to integrate effectively the acquired businesses into the Company. The process of integrating acquired businesses may involve numerous risks, including difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has limited or no direct prior experience and the potential loss of key employees of the acquired businesses. Although the Company believes that there are no specific integration issues with respect to its completed acquisitions, there can be no assurance that the Company will be able to successfully integrate the businesses it acquires.

RELIANCE ON PRINCIPAL PRODUCT LINE

     During the year ended December 31, 1997, on a pro forma basis, sales of the astrospec family of protective eyewear products would have accounted for 27.3% of the Company's consolidated net sales. The Company's astrospec family of eyewear products has enjoyed significant success resulting in many competitive copies produced overseas, imported to the United States and sold at lower price points than the Company's astrospec products. The Company continues to promote the value offered by its astrospec products and has taken steps to introduce new, lower-priced products to compete in that market segment. However, astrospec copies may continue to enjoy success in the marketplace against the astrospec family of eyewear products. A decline in demand for the astrospec family of products or a decline in the price of such products would adversely affect the Company's business, financial condition and results of operations. See
"Business -- Products."

DEPENDENCE ON KEY PERSONNEL

     The operations of the Company depend significantly upon the efforts of certain members of senior management. The extended loss of the services of these key personnel without adequate replacement could have a material adverse effect upon the Company's operations. The Company's agreement with its Vice

Chairman, President and Chief Executive Officer, Mr. Stepan, is expected to expire on December 31, 1999, after which time he intends to continue as active Vice Chairman and Director of the Company and Chairman of its operating subsidiaries.

DEPENDENCE UPON NEW PRODUCT INTRODUCTIONS

     The Company's future success will depend in part on its ability to enhance its existing products and to introduce new products. However, there can be no assurance of the Company's ability to do so. Innovative designs and technology are often not successful, and successful product designs and technology can be displaced by subsequently introduced product designs and technology. As a result of these and other factors, there can be no assurance that the Company will successfully maintain its market position. See "Business -- Product Development and Introduction."

SIGNIFICANT RELATIONSHIPS

     The Company has significant relationships under various material agreements. The Principal Stockholder and certain of its affiliates (the "Bacou Group") are parties to a corporate opportunities agreement with the Company covering potential conflicts of interest with respect to future business opportunities, including the geographic allocation of sales of products of the Company and the Bacou Group, the allocation of acquisition opportunities, the basis for cooperation between the Company and the Bacou Group with respect to product development, intellectual property rights, research and development and manufacturing processes and the terms and conditions for sale of products by one party to the other. The Company is also a party to a consulting agreement with Mr. Howard S. Leight, a director of the Company, which, in addition to requiring consulting services from Mr. Leight, requires the Company to pay royalties to Mr. Leight for hearing protection products developed by Mr. Leight. Because these agreements allow, among other matters, the Company to obtain access to new developments and processes, the termination of, or a material dispute under, any of these agreements could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company is obligated under this consulting agreement to nominate, and the Principal Stockholder has agreed to vote all of its shares to elect, Mr. Leight to the Board of Directors of the Company. Any material dispute under any of the Company's agreements with the Bacou Group or Mr. Leight and his affiliated entities could present a conflict of interest between such parties and the Company which in turn could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Reliance on Single Sources of Supply."

MARKET LIMITATIONS ON UVEX(R) BRANDS

     The Company is a party to agreements with Uvex Arbeitsschutz GmbH and certain of its affiliates (together, "Uvex Germany"), which cover territoriality, the sharing of new product developments, intellectual property rights, research and development, manufacturing processes and optical coating technology. Under this Agreement, the Company may sell personal protective equipment, including the astrospec family of products, under the UVEX(R) brand name only in North, Central and South America and Uvex Germany has agreed not to sell any of its uvex safety products in these geographic areas. The agreement also prohibits the Company from selling sports products, such as sunglasses or protective eyewear for sports activities, under the UVEX(R) brand name regardless of geographic area. Because this agreement limits which products the Company can sell and where, the Company's penetration into certain markets may be limited. In addition, as a result of the cooperative nature of the agreement, the inability of Uvex Germany to develop new products may hinder the Company's ability to introduce these products in its markets. See "Business -- Product Development and Introduction" and "Business -- Intellectual Property."

RELIANCE ON SINGLE SOURCES OF SUPPLY

     Although the Company relies primarily on single sources for the supply of several raw materials, all of the Company's raw materials are currently readily available. The Company currently satisfies substantially all of its requirements for (i) polycarbonate resin (the primary raw material used in the production of the Company's non-prescription optical lenses), (ii) polyurethane pre-polymer (the primary raw material for production of foam hearing protection products) and (iii) certain sensors (the primary component of gas detection equipment) through single sources of supply. The Company has agreed to enter into a supply agreement with Howard Leight Enterprises, Inc. ("HLE") (a corporation which is principally owned by Mr. Leight and two employees of the Company) pursuant to which the Company has agreed, subject to certain terms, to purchase its requirements of polyurethane pre-polymer from HLE for a period of five years. HLE is not currently producing polyurethane pre-polymer and, therefore, a supply agreement has not been executed. At present, the Company has no long-term supply contract for polyurethane pre-polymer. The loss of any single source for its raw materials, any disruption in such source's business or failure by it to meet the Company's needs on a timely basis could cause shortages in raw materials and could have a material adverse effect on the Company's business, financial condition or results of operations. Although the Company has plans in place to deal with such contingencies, there can be no assurance that such precautions will be adequate or that alternative sources of supply can be located or developed in a timely manner. See "Business -- Raw Materials."

POTENTIAL ADVERSE EFFECTS ON SALES RESULTING FROM CHANGES IN ECONOMIC AND REGULATORY CONDITIONS

     The primary users of the Company's personal protective equipment products are industrial workers in the United States. As a result, decreases in general employment levels of industrial workers in the United States may adversely affect the Company's sales. The Company's sales also may be adversely affected by changes in safety regulations covering industrial workers in the United States and in the level of enforcement of such regulations. Changes in regulations could reduce the need for, and the utility of, certain products manufactured by the Company. See "Business -- Government Regulation and Industrial Standards."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY

     The Company attempts to protect its intellectual property rights through a range of measures, including trademarks, patents and confidentiality agreements. There can be no assurance that the Company's actions to protect its intellectual property rights will be adequate to protect its technology and prevent imitation of its products by competitors. In addition, there can be no assurance that infringement or invalidity claims will not be asserted against the Company in the future. The costs of defending such claims or an adverse determination with respect to litigation based on such claims could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property."

COMPETITION

     The personal protective equipment industry is fragmented and includes many competitors. Competitors in the industry, some of which have greater financial or other resources than the Company, range from small manufacturers offering single product lines to a limited number of large competitors offering multiple product lines. To maintain its market position, the Company must be competitive in the areas of brand image, distribution, design, style, customer service, quality and price. Individual competitors have advantages and strengths in different sectors of the industry, in different products and in different areas, including manufacturing and distribution systems, geographic market presence, customer service and support, breadth of applications, delivery time and price. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that the competitive pressures faced by the Company will not adversely affect its business, financial condition and results of operations. See "-- Reliance on Principal Product Line" and
"Business -- Competition."

RELIANCE OF COMPANY ON DIVIDENDS AND OTHER PAYMENTS FROM SUBSIDIARIES

     The Company is a holding company, the principal assets of which are shares of the capital stock of its subsidiaries. As a holding company without independent means of generating operating revenues, the Company depends on dividends and other permitted payments from its subsidiaries to fund its obligations and meet its cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

REDUCED PROBABILITY OF CHANGE OF CONTROL OR ACQUISITION OF COMPANY DUE TO EXISTENCE OF ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") and By-Laws (the "By-Laws") contain certain provisions that reduce the probability of any change of control or acquisition of the Company, even if the Principal Stockholder were to reduce significantly its percentage ownership of the Common Stock. See "-- Control by Principal Stockholder." These provisions include, but are not limited to, the ability of the Board of Directors to issue preferred stock in one or more series with such rights, obligations and preferences as the Board of Directors may determine without any further vote or action by the stockholders, and advance notice procedures for stockholders to nominate candidates for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings. In addition, the Company is subject to
Section 203 of the Delaware General Corporation Law, which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). This provision of Delaware law also may have the effect of deterring certain potential acquisitions of the Company.

YEAR 2000 COMPLIANCE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without consideration of the impact of the upcoming change in century. If not corrected, many computer applications could fail or create erroneous results at or before the year 2000. The Company has completed an assessment of its primary information systems and has identified applications, principally at its Survivair and Uvex Safety divisions, that are not currently year 2000 compliant. During 1997 the Company initiated a project to install and implement common software at all of its business units. The Company signed a license agreement with J.D. Edwards & Company for such software in September 1997. Full implementation at the Survivair and Uvex Safety divisions, including a significant period of pre-testing, is expected to be completed during or prior to the second quarter of 1999. The Company believes that this software is year 2000 compliant and that, upon full implementation of this software at its Survivair and Uvex Safety business units within such time frame, all of the Company's material year 2000 deficiencies will have been corrected. There can be no assurance that the Company will successfully complete implementation of the common software at its Survivair and Uvex Safety business units by dates critical for year 2000 compliance. Failure to complete implementation on a timely basis may have material adverse financial and operational impacts on the Company. In addition, there can be no assurance that year 2000 deficiencies in other applications of the Company with embedded software (manufacturing equipment, telephone systems, security systems, etc.) or in the systems of other companies on which the Company's systems rely, in particular significant vendors, also will be corrected in a timely manner or that any such failure to correct such deficiencies would not have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

                          PRICE RANGE OF COMMON STOCK


     From March 27, 1996 until July 22, 1998, the Common Stock traded on the Nasdaq National Market under the symbol "BACU." On July 23, 1998, the Common Stock began trading on the NYSE under the symbol "BAU." At August 24, 1998, there were 17,604,465 shares of Common Stock outstanding.


     The following table sets forth the high bid and low ask prices for the Common Stock as reported on the Nasdaq National Market through July 22, 1998 and the high and low sales prices on the NYSE composite tape since July 23, 1998.


                       CALENDAR YEAR                           HIGH         LOW
                       -------------                           ----         ---
                                                                    NASDAQ
                                                                    ------
1996
  Second Quarter............................................  $19 1/8      $15
  Third Quarter.............................................  18 7/8        16 1/
  Fourth Quarter............................................  17            15 1/

1997
  First Quarter.............................................  $16 5/8      $15
  Second Quarter............................................  16 1/4        14 3/
  Third Quarter.............................................  18            15 3/
  Fourth Quarter............................................  18 1/2       17

1998
  First Quarter.............................................  $18 1/8      $15 3/4
  Second Quarter............................................  22 3/4        15 7/
  Third Quarter (through July 22, 1998).....................  25 3/8        20 3/

                                                              NYSE
                                                              ------------------

  Third Quarter (July 23, 1998 through August 24, 1998).....  $22 1/2      $20 1/2



     On August 24, 1998, the last reported sale price of the Common Stock as reported on the NYSE composite tape was $20 11/16 per share.


                                DIVIDEND POLICY

     The Company intends to retain any future earnings for use in the operation and expansion of its business. As a result, the Company does not anticipate declaring any cash dividends on its Common Stock in the foreseeable future. Any future determination with regard to the payment of dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's future earnings, financial condition, capital requirements and other relevant factors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1998. This table should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                              JUNE 30, 1998
                                                              --------------
                                                              (IN THOUSANDS)

Total current installments of long-term debt................     $ 15,714
                                                                 ========
Total long-term debt, excluding current installments........     $103,657
Common Stock subject to a put option(1).....................        9,450
                                                                 --------
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000 shares
     authorized, no shares issued and outstanding...........           --
  Common Stock, $.001 par value, 25,000,000 shares
     authorized, 17,602,365 shares issued and
     outstanding(2).........................................           17
  Additional paid-in capital................................       63,129
  Retained earnings.........................................       67,528
                                                                 --------
     Total stockholders' equity.............................      130,674
                                                                 --------
     Total capitalization...................................     $243,781
                                                                 ========

---------------
(1) In connection with the Company's acquisition of Biosystems in September 1997, the Company issued to the sellers 826,514 shares of Common Stock as part of the initial purchase price, 578,560 of which may be put to the Company at any time until September 1999 at a price of approximately $16.38 per share, and accordingly are not included in stockholders' equity.

(2) Excludes an aggregate of 1,327,000 shares of Common Stock reserved for issuance as of June 30, 1998 pursuant to the Employee Plan, 300,000 shares of Common Stock reserved for issuance pursuant to the Director Plan and 50,000 shares of Common Stock reserved for issuance pursuant to the Leight Plan.

      SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following table sets forth selected consolidated financial information of the Company for the periods indicated. Effective August 1, 1995, the Company elected to change its fiscal year end from July 31 to December 31. Selected consolidated financial information for each of the years ended July 31, 1994 and 1995, the five months ended December 31, 1995 and the years ended December 31, 1996 and 1997 was derived from financial statements of the Company which were audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements of the Company as of December 31, 1997 and 1996, and for the fiscal years ended December 31, 1997 and 1996, the five months ended December 31, 1995, and the fiscal year ended July 31, 1995, are incorporated by reference herein to the Company's Annual Report on Form 10-K for the year ended December 31, 1997. Selected consolidated financial information for the six months ended June 30, 1997 and 1998 is derived from unaudited financial statements of the Company which are incorporated by reference herein to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1998. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations have been included in such unaudited financial statements. Such results may not be indicative of the results expected for a full year. Pro forma statement of income data for the six months ended June 30, 1998 and the year ended December 31, 1997 give pro forma effect to the Howard Leight and Survivair acquisitions as if such transactions had been consummated on January 1, 1997 and are derived from pro forma financial statements of the Company which are incorporated by reference to the Company's Current Report on Form 8-K dated August 5, 1998. The selected consolidated historical and pro forma financial information should be read in conjunction with the financial information incorporated herein by reference to other documents and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Incorporation of Certain Documents by Reference."

                                                                   FIVE MONTHS
                                                  YEAR ENDED          ENDED                     YEAR ENDED
                                                   JULY 31,        DECEMBER 31,                DECEMBER 31,
                                               -----------------   ------------   --------------------------------------
                                                1994     1995(1)     1995(2)        1996                1997
                                                ----     -------     -------        ----     ---------------------------
                                                                                             ACTUAL(3)      PRO FORMA
                                                                                             ------         ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales....................................  $53,927   $71,988     $ 36,827     $109,268   $130,869       $189,945
Cost of sales................................   22,186    31,016       18,525       47,355     64,467         90,296
                                               -------   -------     --------     --------   --------       --------
Gross profit.................................   31,741    40,972       18,302       61,913     66,402         99,649
Operating expenses:
  Selling....................................    8,719     9,781        5,891       17,074     21,658         30,612
  General and administrative.................    3,206     4,080        2,609        9,176     11,184         19,094
  Research and development...................       --        --           --           --      1,110          2,110
  Purchased in-process research and
    development..............................       --        --           --           --      3,721          3,721
  Amortization of intangibles assets.........    1,467     2,506        1,515        4,039      4,095          7,952
                                               -------   -------     --------     --------   --------       --------
      Total operating expenses...............   13,392    16,367       10,015       30,289     41,768         63,489
                                               -------   -------     --------     --------   --------       --------
Operating income.............................   18,349    24,605        8,287       31,624     24,634         36,160
Other expense (income), net..................      333     1,287        1,054           45       (376)         8,466
                                               -------   -------     --------     --------   --------       --------
Income before income taxes and minority
  interest...................................   18,016    23,318        7,233       31,579     25,010         27,694
Minority interest share of income............    6,164     1,920           --           --         --             --
Income taxes.................................    4,371     8,343        2,917       12,202     10,588         11,627
                                               -------   -------     --------     --------   --------       --------
Net income(5)................................  $ 7,481   $13,055     $  4,316     $ 19,377   $ 14,422       $ 16,067
                                               =======   =======     ========     ========   ========       ========
Earnings per share:
  Basic and diluted(5)(6)....................  $  0.57   $  0.94     $   0.31     $   1.18   $   0.83       $   0.92
Weighted average shares outstanding:
  Basic......................................   13,167    13,860       13,860       16,406     17,383         17,383
  Diluted....................................   13,167    13,860       13,860       16,436     17,410         17,410
BALANCE SHEET DATA (END OF PERIOD):
Working capital..............................  $13,856   $11,838     $  4,406     $ 40,820   $ 34,509
Total assets.................................   51,173    76,526      104,469      125,109    152,351
Total long-term debt, excluding current
  installments...............................    9,170    27,800       49,000           --         --
Common stock subject to a put option.........       --        --           --           --      9,450
Stockholders' equity.........................   28,327    41,382       45,698      112,407    122,902


                                                         SIX MONTHS ENDED
                                                             JUNE 30,
                                               -------------------------------------
                                               1997(3)               1998
                                               --------   --------------------------
                                                          ACTUAL(4)     PRO FORMA
                                                          ------        ---------
STATEMENT OF INCOME DATA:
Net sales....................................  $ 58,710   $108,379       $115,737
Cost of sales................................    27,243     52,546         55,921
                                               --------   --------       --------
Gross profit.................................    31,467     55,833         59,816
Operating expenses:
  Selling....................................     9,939     17,410         18,587
  General and administrative.................     4,628     12,059         13,533
  Research and development...................        97      1,732          1,762
  Purchased in-process research and
    development..............................     1,300      7,118          7,118
  Amortization of intangibles assets.........     1,820      3,557          4,153
                                               --------   --------       --------
      Total operating expenses...............    17,784     41,876         45,153
                                               --------   --------       --------
Operating income.............................    13,683     13,957         14,663
Other expense (income), net..................      (573)     2,685          3,976
                                               --------   --------       --------
Income before income taxes and minority
  interest...................................    14,256     11,272         10,687
Minority interest share of income............        --         --             --
Income taxes.................................     5,879      4,041          3,819
                                               --------   --------       --------
Net income(5)................................  $  8,377   $  7,231       $  6,868
                                               ========   ========       ========
Earnings per share:
  Basic and diluted(5)(6)....................  $   0.48   $   0.41       $   0.39
Weighted average shares outstanding:
  Basic......................................    17,312     17,596         17,596
  Diluted....................................    17,318     17,688         17,688
BALANCE SHEET DATA (END OF PERIOD):
Working capital..............................  $ 29,841   $ 30,541
Total assets.................................   143,804    289,624
Total long-term debt, excluding current
  installments...............................        --    103,657
Common stock subject to a put option.........        --      9,450
Stockholders' equity.........................   120,784    130,674

---------------

(1) Includes the operating results of Pro-Tech from April 1, 1995. Amounts also reflect the acquisition of a one-third minority interest in the business of Uvex Safety effective October 31, 1994.
(2) Includes the operating results of Titmus from October 1, 1995.
(3) With respect to the year ended December 31, 1997, amounts include operating results of Survivair from June 1, 1997 and operating results of Biosystems from September 30, 1997.
(4) Includes the operating results of Howard Leight from February 27, 1998.
(5) Excluding non-recurring items relating to certain of the Acquisitions and a severance charge recorded in 1998 in connection with the June 1998 resignation of the President and Chief Operating Officer of the Company's Bacou USA Safety, Inc. subsidiary, and including the operating results of the acquired companies as described above, the Company's net income, and both basic and diluted earnings per share, would have been as follows for each of the periods presented:

                                                                   FIVE MONTHS
                                                  YEAR ENDED          ENDED                     YEAR ENDED
                                                   JULY 31,        DECEMBER 31,                DECEMBER 31,
                                               -----------------   ------------   --------------------------------------
                                                1994      1995         1995         1996                1997
                                                ----      ----         ----         ----     ---------------------------
                                                                                              ACTUAL        PRO FORMA
                                                                                              ------        ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
    Net income...............................  $ 7,481   $14,096     $  5,811     $ 19,377   $ 19,498       $ 21,143
    Earnings per share:
      Basic..................................  $  0.57   $  1.02     $   0.42     $   1.18   $   1.12       $   1.22
      Diluted................................     0.57      1.02         0.42         1.18       1.12           1.21


                                                         SIX MONTHS ENDED
                                                             JUNE 30,
                                               -------------------------------------
                                                 1997                1998
                                                 ----     --------------------------
                                                           ACTUAL       PRO FORMA
                                                           ------       ---------
    Net income...............................  $ 10,015   $ 13,621       $ 13,258
    Earnings per share:
      Basic..................................  $   0.58   $   0.77       $   0.75
      Diluted................................      0.58       0.77           0.75

(6) There were no cash dividends declared or paid by the Company during any of the periods presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto, as well as the selected financial data, all appearing elsewhere or incorporated by reference herein. Statements contained in this discussion or elsewhere herein that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. The Company cautions that a number of important factors could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. See "Special Note Regarding Forward-Looking Statements" and "Risk Factors."

BACKGROUND

  Effect of Acquisitions

     The Company is pursuing a business strategy which includes acquisitions as an important element. As described more fully below, the Company completed the Acquisitions during the past three years, significantly increasing the Company's product offerings and size. Annual net sales volume has increased from $72.0 million (actual) for the fiscal year ended July 31, 1995 to net sales on a pro forma basis equal to $189.9 million for the year ended December 31, 1997.

     The Company's gross margin and operating margin for the fiscal year ended July 31, 1995, were 56.9% and 34.2%, respectively. Historical margins attributable to the operations of businesses acquired by the Company have generally been lower than margins at the Company's platform Uvex Safety business. In addition, intangible assets totaling $146.2 million have been recorded subsequent to July 31, 1995, resulting in a significant increase in amortization expense. Integration of these businesses into the Company's existing business, and an increase in amortization expense, have each resulted in a decline in the Company's margins from the fiscal year ended July 31, 1995.

     Effective February 27, 1998, the Company acquired substantially all assets and assumed substantially all liabilities of Howard Leight, a manufacturer of hearing protection products including disposable, reusable and banded ear plugs, and ear muffs, for cash consideration of $125.9 million, $5.9 million of which represented the refinancing of Howard Leight indebtedness (the "Leight Acquisition"). Operating results of Howard Leight have been included in the consolidated financial statements of the Company beginning with the acquisition date.

     The Company acquired all of the outstanding capital stock of Comasec Holdings, Inc. ("Comasec") on May 30, 1997 for cash consideration of $27.4 million. The assets of Comasec consisted primarily of its wholly owned subsidiary, Survivair, a manufacturer of respiratory protection products. The Company also acquired all of the capital stock of Biosystems, a manufacturer of gas monitors and equipment for testing self-contained breathing apparatus, on September 30, 1997. The initial acquisition price was approximately $13.5 million payable in common stock of the Company; however, the initial acquisition price may be increased if the operating results of Biosystems in the year 2000 exceed certain defined thresholds. Finally, the Company acquired Lase-R Shield for $1.0 million in June of 1997. The acquisitions of Survivair, Biosystems and Lase-R Shield are referred to collectively in the following discussion as the "1997 Acquisitions." Operating results for the 1997 Acquisitions have been included in the consolidated financial statements of the Company beginning with the respective acquisition dates.

     The Company acquired (i) all of the outstanding capital stock of Titmus effective September 29, 1995 for approximately $27.3 million and (ii) substantially all of the assets of Pro-Tech effective March 31, 1995 for approximately $6.8 million (collectively, the "1995 Acquisitions"). Operating results for the 1995 Acquisitions have been included in the consolidated financial statements of the Company beginning with the respective acquisition dates.

     In connection with the Leight Acquisition and certain of the 1997 Acquisitions, a portion of the acquisition price was allocated to the fair value of purchased in-process research and development. These amounts were charged to operating expenses in full upon the date \of acquisition and are referred to in the accompanying discussion as "Acquisition-Related R&D Charges." In connection with each of the Acquisitions, acquired inventories were adjusted to fair values, and these adjustments were subsequently charged to cost of sales when the acquired inventories were sold. These amounts are referred to in the accompanying discussion as "Acquisition-Related Inventory Adjustments." Cash bonuses in the amount of $0.6 million were paid to certain senior executives of Howard Leight in connection with the Leight Acquisition and have been included with general and administrative expenses (the "Acquisition-Related Bonuses"). The Company also recorded acquisition-related charges during 1997 totaling $150,000 that are included with general and administrative expenses. These items are referred to collectively in the following discussion as "Acquisition-Related Adjustments."

  Other Information

     In March 1996 the Company completed an initial public offering of its common stock. Proceeds from the sale of 3,450,000 shares, totaling $47.3 million, net of expenses of issuance, were used primarily to repay outstanding bank indebtedness.

     Effective August 1, 1995 the Company changed its fiscal year end from July 31 to December 31. The following discussion compares operating results for the six months ended June 30, 1998 and 1997, the years ended December 31, 1997 and 1996, and the years ended December 31, 1996 and July 31, 1995.

RESULTS OF OPERATIONS

     The following table presents selected operating data of the Company as percentages of net sales for the periods indicated.

                                YEAR ENDED          YEAR ENDED            YEAR ENDED           SIX MONTHS ENDED
                                 JULY 31,          DECEMBER 31,          DECEMBER 31,              JUNE 30,
                               -------------     -----------------     -----------------     --------------------
                                   1995                1996                  1997            1997           1998
                               -------------     -----------------     -----------------     -----          -----
Net sales....................      100.0%              100.0%                100.0%          100.0%         100.0%
Cost of sales (1)............       43.1                43.3                  49.3            46.4           48.5
                                   -----               -----                 -----           -----          -----
Gross profit.................       56.9                56.7                  50.7            53.6           51.5
                                   -----               -----                 -----           -----          -----
Operating expenses:
  Selling....................       13.6                15.6                  16.6            16.9           16.0
  General and
    administrative(2)........        5.6                 8.4                   8.6             7.9           11.1
  Research and development...         --                  --                   0.8             0.2            1.6
  Purchased in-process
    research and
    development(3)...........         --                  --                   2.8             2.2            6.6
  Amortization of intangible
    assets...................        3.5                 3.7                   3.1             3.1            3.3
                                   -----               -----                 -----           -----          -----
         Total operating
           expenses..........       22.7                27.7                  31.9            30.3           38.6
                                   -----               -----                 -----           -----          -----
Operating income.............       34.2                29.0                  18.8            23.3           12.9
Other expense (income),
  net........................        1.8                 0.1                  (0.3)           (1.0)           2.5
                                   -----               -----                 -----           -----          -----
Income before income taxes
  and minority interest......       32.4                28.9                  19.1            24.3           10.4
Minority interest share of
  income.....................        2.7                  --                    --              --             --
Income taxes.................       11.6                11.2                   8.1            10.0            3.7
                                   -----               -----                 -----           -----          -----
Net income...................       18.1%               17.7%                 11.0%           14.3%           6.7%
                                   =====               =====                 =====           =====          =====

---------------
(1) Includes Acquisition-Related Inventory Adjustments totaling $1,013,000 (0.9% of net sales) for the six months ended June 30, 1998, $2,053,000 (1.6% of net sales) for the year ended December 31, 1997, $550,000 (0.9% of net sales) for the six months ended June 30, 1997, and $1,707,000 (2.4% of net sales) for the year ended July 31, 1995.

(2) Includes non-recurring charges for termination benefits totaling $1,425,000 (1.3% of net sales) and Acquisition-Related Bonuses totaling $600,000 (0.6% of net sales) for the six months ended June 30, 1998, and acquisition-related charges totaling $150,000 (0.1% of net sales) for the year ended December 31, 1997.

(3) Amounts for all periods represent Acquisition-Related R&D Charges.

  Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997

     Net Sales. Net sales increased 84.7% from $58.7 million for the six months ended June 30, 1997 to $108.4 million for the six months ended June 30, 1998, principally as a result of acquired businesses. Of this increase, $47.7 million was attributable to net sales of Howard Leight, which were included for four months in 1998 and net sales of Survivair and Biosystems, which were included for the full six months in 1998, compared to the 1997 period which only included $2.4 million of net sales of Survivair for one month. The remainder of the increase resulted principally from increased shipments of the Company's UVEX(R) brand eyewear.

     Export sales represented 14.9% of net sales in the 1998 period and 10.8% of net sales in the 1997 period, and increased by 155.8% from 1997 to 1998. Export sales of the Company's eyewear product lines, which represented the majority of the Company's export sales during the six months ended June 30, 1997, increased by 31.6% from the 1997 period to the 1998 period.

     Cost of Sales. Cost of sales increased 92.9% from $27.2 million for the six months ended June 30, 1997, to $52.5 million for the six months ended June 30, 1998, primarily as a result of higher sales volume attributable to acquired businesses.

     Gross Profit. Gross profit increased 77.4% from $31.5 million for the six months ended June 30, 1997, to $55.8 million for the six months ended June 30, 1998. Excluding Acquisition-Related Inventory Adjustments, the Company's gross margin declined from 54.6% in the 1997 period to 52.6% in the 1998 period. Gross margins attributable to the operations of the 1997 Acquisitions historically have been lower, and gross margins for Howard Leight historically have been greater, than the Company's gross margin for the 1997 period. The Company expects that its combined gross margin for the full year in 1998, including operating results of acquired businesses and prior to Acquisition-Related Inventory Adjustments, will approximate 52.0%.

     Operating Expenses. Operating expenses increased 135.5% from $17.8 million for the six months ended June 30, 1997 to $41.9 million for the six months ended June 30, 1998, primarily as a result of operating expenses attributable to acquired businesses.

     In June 1998, the Company announced the resignation of the president and chief operating officer of Bacou USA Safety, Inc. ("Bacou Safety"). The 1998 period includes a non-recurring charge (the "Severance Charge") equal to $1.4 million for estimated termination benefits owed to this former officer. In addition to the Severance Charge, the 1998 period includes Acquisition-Related R&D Charges totaling $7.1 million and Acquisition-Related Bonuses totaling $0.6 million. The 1997 period includes Acquisition-Related R&D Charges totaling $1.3 million. Excluding these charges, operating expenses as a percentage of net sales increased from 28.1% for the six months ended June 30, 1997 to 30.2% for the six months ended June 30, 1998. This increase was due primarily to higher levels of spending for research and development at acquired businesses and increased amortization expense. Amortization expense increased 95.4% from $1.8 million in the 1997 period to $3.6 million in the 1998 period as a result of increases in intangible assets recorded in connection with acquired businesses.

     Operating Income. As a result of the foregoing, the Company's operating income increased 2.2% from $13.7 million for the six months ended June 30, 1997 to $14.0 million for the six months ended June 30, 1998. Excluding the Severance Charge in the 1998 period and all Acquisition-Related Adjustments in both periods, the Company's operating income increased 55.2% from $15.5 million for the six months ended June 30, 1997 to $24.1 million for the six months ended June 30, 1998. Excluding the aforementioned items, the Company's operating margin declined from 26.5% for the six months ended June 30, 1997 to 22.2% for the six months ended June 30, 1998. The Company expects that its combined operating margin for the full year in 1998, including operating results of acquired businesses and prior to both the Severance Charge and 1998 Acquisition-Related Adjustments, will approximate 22.0%.

     Other Expense (Income), Net. Other expense (income), net was $2.7 million for the six months ended June 30, 1998 and ($0.6) million for the six months ended June 30, 1997. The 1998 period includes net interest expense totaling $2.7 million, whereas the 1997 period includes net interest income totaling ($0.3) million. The increase in net interest expense from the 1997 period to the 1998 period is due principally to debt incurred in connection with the Leight Acquisition. See "-- Liquidity and Capital Resources."

     Income Taxes. The Company's effective income tax rate was 35.8% in the 1998 period and 41.2% in the 1997 period. The effective rate in both periods was higher than the federal statutory rate of 35.0% due to state and local income taxes. In addition, the effective rate in the 1997 period was higher because a tax benefit could not be recorded for Acquisition-Related R&D Charges totaling $1.3 million.

     Net Income. Principally as a result of the Severance Charge and 1998 Acquisition-Related Adjustments, the Company's net income declined from $8.4 million in the 1997 period to $7.2 million in the 1998 period. Excluding the Severance Charge in the 1998 period, and excluding Acquisition-Related Adjustments incurred during both periods, the Company's net income increased 36.0% from $10.0 million in the 1997 period to $13.6 million in the 1998 period.

  Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

     Net Sales. Net sales increased 19.8% from $109.3 million for the year ended December 31, 1996 to $130.9 million for the year ended December 31, 1997. Sales during 1997 resulting from the 1997 Acquisitions totaled $21.5 million. During the fourth quarter of 1996 the Company withdrew from the business of selling completed prescription eyewear. As a result, net sales declined from the 1996 period to the 1997 period by approximately $3.2 million. Excluding sales from the 1997 Acquisitions and excluding sales in 1996 from the discontinued product line, the Company's net sales increased by 3.6%, principally as a result of increased units shipped. Export sales totaled $15.2 million or 11.6% of net sales for the 1997 period. Excluding sales resulting from the 1997 Acquisitions, export sales increased by 50.0% from 1996 to 1997.

     Cost of Sales. Cost of sales increased 36.1% from $47.4 million for the year ended December 31, 1996 to $64.5 million for the year ended December 31, 1997. The increase was primarily attributable to increased sales volume and Acquisition-Related Inventory Adjustments resulting from the 1997 Acquisitions.

     Gross Profit. Gross profit increased 7.2% from $61.9 million for the year ended December 31, 1996 to $66.4 million for the year ended December 31, 1997. Excluding the effect of Acquisition-Related Inventory Adjustments, the Company's gross margin would have been 52.3% in the 1997 period compared with 56.7% in the 1996 period. The Company's gross margin declined from the 1996 period to the 1997 period principally as a result of lower margins at acquired businesses. Inclusion of operating results for the 1997 Acquisitions for a full year in 1998 will, and any future acquisitions may, further reduce the Company's gross margin; however, the acquisition of Howard Leight is expected to favorably influence (exclusive of non-recurring adjustments) the gross margin in 1998.

     During 1997 the Company experienced a reduction in the average selling price of many of its eyewear product lines as a response to lower priced competitive products. Lower average selling prices resulted in a reduction of the gross margin from 1996 to 1997 of about one percentage point. The Company believes competitive pressures may limit its ability to increase prices to previous levels.

     In addition to the above factors, the Company's gross margin during 1997 was reduced by higher production costs at Titmus. These higher costs occurred primarily during the first quarter of 1997 and resulted from disruption in production caused by relocation to a new facility and, interruption in production and quality problems both associated with a newly acquired plating line.

     Operating Expenses. Operating expenses increased 37.9% from $30.3 million for the year ended December 31, 1996 to $41.8 million for the year ended December 31, 1997. Excluding Acquisition-Related R&D Charges totaling $3.7 million, operating expenses increased 25.6% from $30.3 million for the year ended December 31, 1996 to $38.0 million for the year ended December 31, 1997. This increase resulted principally from the 1997 Acquisitions. In addition, selling expenses as a percentage of sales increased from 15.6% in the 1996 period to 16.6% in the 1997 period, principally as a result of expansion of the Company's international sales force, higher advertising and promotion costs, and somewhat higher product development costs.

     Operating Income. As a result of the foregoing, the Company's operating income decreased 22.1% from $31.6 million for the year ended December 31, 1996 to $24.6 million for the year ended December 31, 1997. Excluding 1997 Acquisition-Related Adjustments, operating income decreased 3.4% from $31.6 million in 1996 to $30.5 million in 1997.

     Other Expense (Income), Net. Other expense (income), net was $(0.4) million for the year ended December 31, 1997 and $0.1 million for the year ended December 31, 1996. The Company had lower average levels of debt outstanding during the 1997 period, and the change in other expense (income) is primarily due to a decline in net interest expense from 1996 to 1997.

     Income Taxes. The Company's effective income tax rate was 42.3% during the 1997 period and 38.6% during the 1996 period. The effective rate was higher than the federal statutory rate due to state and local income taxes and, in the 1997 period, because a tax benefit cannot be recorded for the Acquisition-Related R&D Charges totaling $3.7 million. Excluding the effect of Acquisition-Related R&D Charges, the effective income tax rate for 1997 would have been 37.1%.

     Net Income. As a result of the foregoing, the Company's net income decreased 25.6% from $19.4 million for the year ended December 31, 1996 to $14.4 million for the year ended December 31, 1997. Excluding 1997 Acquisition-Related Adjustments, net income increased from $19.4 million in 1996 to $19.5 million in 1997.

  Fiscal Year Ended December 31, 1996 Compared to Fiscal Year Ended July 31,
1995

     Net Sales. Net sales increased 51.8% from $72.0 million for the year ended July 31, 1995 to $109.3 million for the year ended December 31, 1996. This increase was primarily the result of inclusion of the operations of Titmus. Sales of non-prescription eyewear, including sales of products introduced late in the second quarter of 1996, also contributed to increased sales during 1996. Net sales were reduced by the effect of the discontinuation of original equipment manufacture sales of ski goggles and sales of a certain respiratory product line. Export sales, excluding export sales of Titmus, increased by approximately 64% from the 1995 period to the 1996 period. Export sales represented 7.3% of net sales in the 1996 period and 5.8% of net sales in the 1995 period.

     Cost of Sales. Cost of sales increased 52.7% from $31.0 million for the year ended July 31, 1995 to $47.4 million for the year ended December 31, 1996. The increase was primarily attributable to increased sales volume resulting from the acquisition of Titmus, which was partially offset by reduced costs associated with the discontinuation of ski goggle and respiratory products discussed above.

     Gross Profit. Gross profit increased 51.1% from $41.0 million for the year ended July 31, 1995 to $61.9 million for the year ended December 31, 1996. Excluding the effect of Acquisition-Related Inventory Adjustments, the Company's gross margin would have been 56.7 % in the 1996 period and 59.3% in the 1995 period. The Company's gross margin declined from the 1995 period to the 1996 period as a result of including the operations of Titmus, which have lower gross margins than the combined gross margin of the Company's other subsidiaries. The decrease in gross margin resulting from the acquisition of Titmus was offset in part by labor and other cost reductions at other subsidiaries.

     Operating Expenses. Operating expenses increased 85.1% from $16.4 million for the year ended July 31, 1995 to $30.3 million for the year ended December 31, 1996. The increase resulted primarily from the 1995 Acquisitions and to a lesser extent from additional administrative costs which became necessary as a result of the Company becoming a public reporting company.

     Operating Income. As a result of the foregoing, the Company's operating income increased 28.5% from $24.6 million for the year ended July 31, 1995 to $31.6 million for the year ended December 31, 1996.

     Other Expense, Net. Other expense, net was $1.3 million for the year ended July 31, 1995 and $0.1 million for the year ended December 31, 1996. The 1995 period included net interest expense which totaled $1.5 million. Indebtedness of the Company was repaid in full during April 1996 and therefore net interest expense during the 1996 period was reduced to $0.4 million.

     Minority Interest Share of Income. The minority interest share of income represented the income attributable to the holder of the one-third minority interest in Uvex Safety. Subsequent to October 31, 1994, the Company owned the entire business of Uvex Safety. As a result, no minority interest share of income has been recorded for any periods after October 31, 1994.

     Income Taxes. The Company's effective income tax rate approximated 39.0% during both periods, and was higher than the federal statutory rate due primarily to state and local income taxes.

     Net Income. As a result of the foregoing, the Company's net income increased by 48.4% from $13.1 million for the year ended July 31, 1995 to $19.4 million for the year ended December 31, 1996.

EFFECTS OF INFLATION

     Inflation during recent years has been modest and has not had a material impact upon the results of the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity historically has been derived from cash flow provided by operations and, periodically, from bank borrowings utilized to finance acquisitions of businesses. The Company utilizes EBITDA (earnings before interest, taxes, depreciation and amortization) as a measure of cash flow provided by operations. EBITDA increased 57.5% from $19.6 million for the six months ended June 30, 1997 to $30.8 million for the six months ended June 30, 1998, excluding the Severance Charge in the 1998 period, and excluding Acquisition-Related Adjustments in both periods. This increase was principally due to inclusion of the operating results of acquired businesses. EBITDA totaled $39.2 million for the year ended December 31, 1997 and $39.1 million for the year ended December 31, 1996, excluding Acquisition-Related Adjustments in the 1997 period.

     Excluding trade accounts receivable attributable to the Howard Leight division, the Company's trade accounts receivable increased $7.9 million from $16.1 million at December 31, 1997 to $24.0 million at June 30, 1998. This increase resulted primarily from sales volume during the months prior to June 30, 1998, that was significantly higher than sales volume during the months prior to December 31, 1997.

     Cash used in investing activities totaled $126.5 million for the six months ended June 30, 1998, and $30.8 million for the six months ended June 30, 1997. Cash used in investing activities totaled $35.4 million for the year ended December 31, 1997, and $10.9 million for the year ended December 31, 1996. The six-month period ended June 30, 1998, includes cash payments for the Leight Acquisition totaling $120.0 million. Cash payments for the acquisition of Survivair, totaling $27.4 million, are included in both the six-month period ended June 30, 1997, and the year ended December 31, 1997. Capital expenditures totaled $5.4 million for the six months ended June 30, 1998, $2.4 million for the six months ended June 30, 1997, $6.8 million for the year ended December 31, 1997, and $10.7 million for the year ended December 31, 1996.

     In connection with the Biosystems acquisition the Company provided former shareholders of Biosystems put options covering 578,560 of the shares issued in connection with that acquisition. The put options may be exercised at any time through September 30, 1999, at a price equal to approximately $16.38 per share. If the put options were exercised in full the Company would be required to make cash payments totaling approximately $9.5 million to repurchase these shares, and expects that such payment would be funded by bank borrowings.

     In February 1998 the Company entered into an agreement with Banque Nationale de Paris pursuant to which the bank made a term loan to the Company (the "BNP Loan") in the principal amount of $110.0 million. The BNP Loan requires quarterly payments at an effective annual rate equal to three month LIBOR plus 0.5% and requires principal repayments in equal quarterly installments over seven years. The Company also maintains a $31.0 million revolving line of credit facility (the "Revolving Facility") with Citizens Bank of Rhode Island. The Revolving Facility is available to fund acquisitions and for other general corporate purposes, bears interest at a rate per annum equal to three month LIBOR plus 0.7% and is due in full on May 31, 2000.

     In connection with the Leight Acquisition the Company borrowed a total of $124.3 million, consisting of the $110.0 million BNP Loan and $14.3 million on the Revolving Facility. Principal repayments during the six months ended June 30, 1998, totaled $10.9 million, and included repayment of $5.9 million of indebtedness assumed in connection with the Leight Acquisition. At June 30, 1998, the Company had debt outstanding totaling $119.4 million consisting of $106.1 million on the BNP Loan and $13.3 million on the Revolving Facility.

     The Company is pursuing a business strategy which includes acquisitions as an important element. As a result, the Company may incur additional indebtedness, may be required to negotiate additional credit facilities, or may issue additional common or preferred stock in order to fund potential future investments resulting from its acquisition strategy. The Company believes it would have access to sufficient capital to consummate future acquisitions. Except for cash requirements to fund acquisitions, the Company believes that its cash flow provided by operating activities together with unused borrowing capacity will be sufficient to fund working capital requirements, debt service requirements and capital expenditures for the foreseeable future.

SEASONALITY

     The Company's business has been subject to slight seasonal variations which the Company has attributed to fluctuations in industrial activity and annual weather patterns. Historically, net sales from October through December have been somewhat lower than other periods due to anticipated lower demand in the more inclement winter months and planned inventory reductions by major distributors. In addition to seasonality, the Company's business has been variable period to period due to other factors, including promotional activity undertaken by the Company in response to competitive pressures, market demand, production capacity, inventory levels and other considerations.

YEAR 2000 COMPLIANCE


     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without consideration of the impact of the upcoming change in century. If not corrected, many computer applications could fail or create erroneous results at or before the year 2000. The Company initiated a comprehensive project in June 1997 to address its year 2000 compliance. The project consists of four phases, including (i) assessment phase -- identification of areas of non-compliance (based upon a combination of the Company's own analysis and direct communication with the vendor that developed and supports the software) and evaluation of risk; (ii) planning phase -- development of specific steps to correct non-compliance, including a timetable; (iii) implementation phase -- execution of steps developed during the planning phase and (iv) testing phase -- conducting tests to validate year 2000 compliance. The project considers both the Company's primary information systems (software for all financial systems, network software and equipment, personal computers and incumbent software, etc.) and other applications dependent upon embedded software (manufacturing equipment, telephone systems, security systems, etc.).



     The Company has completed the assessment and planning phases of its evaluation of its primary information systems and has identified applications, principally at its Survivair and Uvex Safety divisions, that are not currently year 2000 compliant. During 1997, the Company initiated a project to install and implement common software at all of its business units and signed a license agreement with J.D. Edwards & Company for such software in September 1997. Full implementation at the Survivair and Uvex Safety divisions, including a significant period of pre-testing, is expected to be completed during or prior to the second quarter of 1999. J.D. Edwards & Company has represented that this software is year 2000 compliant and that its processes used to achieve year 2000 readiness are certified by the Information Technology Association of America. The Company believes that, upon full implementation of this software at its Survivair and Uvex Safety business units within such time frame, all of the Company's material year 2000 deficiencies will have been corrected. The Company has incurred costs totalling approximately $1.5 million through June 30, 1998 for implementation of the software at the Survivair and Uvex Safety business units, and estimates the remaining costs necessary to complete full implementation to be approximately $1.1 million. Except for the cost of training, these costs will be capitalized and depreciated over the estimated useful life of the software. The cost of training is estimated to be $0.2 million and will be expensed as incurred.



     Although there can be no assurance that the Company will successfully complete implementation of the common software at its Survivair and Uvex Safety business units by dates critical for year 2000 compliance, these projects are currently progressing in accordance with timetables established by the Company. Although failure to complete implementation on a timely basis may have material adverse financial and operational impacts on the Company, the Company believes such failure is not reasonably likely. The possible effects of unsuccessful implementation of this software by Survivair and Uvex Safety include the following for those business units: (i) an inability to process transactions, (ii) a temporary inability to order raw materials or (iii) a temporary inability to timely process orders and billings, and to deliver finished products to customers.



     The assessment and planning phases for other applications with embedded software is substantially complete. Implementation is ongoing and expected to be completed by the end of the second quarter of 1999. The cost of modifying or correcting deficiencies in these applications is currently estimated to be immaterial and such costs will principally be expensed as incurred.



     The Company's business is also dependent upon the systems of third parties. With the exception of a few significant vendors, the Company believes that year 2000 deficiencies in these systems would not represent a material financial or business risk to the Company. With regard to these few vendors, the Company is assessing their year 2000 readiness based upon direct communication with each such vendor.



     The Company believes that its most reasonably likely worst case result relating to year 2000 would be the failure of certain of its applications with embedded software, or failure of third party systems on which the Company's systems rely. Failure of applications with embedded software could result in temporary disruption to an aspect of the Company's operations, such as disruption in operation of certain manufacturing equipment. Failure of the information systems of a vendor could result in the temporary interruption of supply of material or services to the Company. Although there can be no assurance that these failures would not have an adverse effect on the Company's business, the Company believes the effect of such failure would not be material to its business. The Company has informal contingency plans relating to any such failure which include reliance upon redundant systems of the Company, short-term reliance upon manual systems and reliance upon alternate vendors.

                                    BUSINESS

OVERVIEW

     The Company designs, manufactures and sells market-leading products that are designed to protect the sight, hearing and respiratory systems of workers against occupational hazards, as well as related instrumentation including vision screeners, gas monitors and test equipment for self-contained breathing apparatus. The Company's products, which are marketed under the brand names UVEX(R), Howard Leight(R), Survivair(R), Pro-Tech(R), Biosystems, Titmus(R), Lase-R Shield and LaserVision, are sold principally to industrial safety and fire service distributors and optical laboratories.

     The Company's goal is to expand its strong position in the United States personal protective equipment market and to become a global leader in the manufacture and sale of safety and security products through selective acquisitions and internal growth. Since the Company's platform investments in 1993 and 1994 in Uvex Safety, Inc., a leading manufacturer of non-prescription safety eyewear, the Company has made the following Acquisitions:

          Howard Leight. In February 1998, the Company acquired Howard Leight, a manufacturer of hearing protection products, including disposable, reusable and banded ear plugs, and ear muffs.

          Biosystems. In September 1997, the Company acquired Biosystems, a manufacturer of gas monitors and test equipment for self-contained breathing apparatus.

          Lase-R Shield. In June 1997, the Company acquired Lase-R Shield, a manufacturer of laser protective eyewear.

          Survivair. In May 1997, the Company acquired Survivair, a manufacturer of respiratory system protection products.

          Titmus. In September 1995, the Company acquired Titmus, a manufacturer of frames for prescription safety eyewear and vision screening equipment.

          Pro-Tech. In March 1995, the Company acquired Pro-Tech, a manufacturer of respiratory system protection products.

     The Acquisitions added businesses with leadership positions in the hearing and respiratory system protection markets, while also significantly expanding the Company's safety eyewear business. The Acquisitions increased net sales from $72.0 million in fiscal 1995 to $130.9 million in 1997 and $108.4 million for the first six months of 1998 and, on a pro forma basis, to $189.9 million in 1997 and $115.7 million for the first six months of 1998.

     The Company believes that industrial safety distributors, its primary distribution channel for personal protective equipment, increasingly favor suppliers that provide a broad range of market-leading products. Accordingly, a key element of the Company's strategy is to acquire businesses that add new categories of market-leading products and thereby increase its share of its distributors' product offerings. The Company's market shares rank among the top five competitors in all of its major product categories; it is number one in prescription, non-prescription and laser safety eyewear categories and number two in disposable and reusable ear plugs and ear muffs.

     The Company believes that the safety and security equipment industry remains highly fragmented, creating opportunities for additional acquisitions and consolidation. The Company plans to continue to diversify into other types of safety products, as well as security equipment, that protect workers or monitor the safety of the work environment. In addition, the Company will continue to strengthen its existing product lines through selective acquisitions and internal development of new products. The Company believes that its existing distribution networks are well suited for selling additional product offerings.

PERSONAL PROTECTIVE EQUIPMENT MARKET

     Personal protective equipment encompasses all categories of equipment and clothing worn for the purpose of protecting against bodily injury, including safety glasses and goggles, ear plugs and ear muffs, air purifying and supplied air respirators, hard hats, gloves, safety clothing, safety shoes and fall protection equipment. Products are generally categorized according to the senses or body parts protected (i.e., sight, hearing, respiratory system, face, head, body/legs, hands and feet) or their ergonomic effect. Personal protective equipment is purchased by industrial users primarily from industrial safety and fire service distributors and, to a lesser extent, from manufacturers. According to the Frost & Sullivan Report, sales in the United States industrial market of personal protective equipment that protects the sight, hearing and respiratory functions of workers were estimated to be approximately $1.1 billion in 1997 with estimated annual growth projected at approximately 3.8% through the year 2003. Within this market, eye protection products accounted for approximately $266.0 million, air purifying respirators and supplied air respirators accounted for approximately $598.0 million and disposable, reusable and banded ear plugs, and ear muffs represented approximately $197.8 million of such sales.

     Demand for personal protective equipment is driven by a number of factors, including regulatory requirements and the desire to contain direct and indirect costs related to on the job injuries (including lost time, workers' compensation, training of new workers and insurance premiums). Demand for non-prescription eyewear, filters and cartridges for air purifying respirators and disposable and reusable ear plugs is also driven by replacement needs. The Company estimates that certain of its products are replaced by regular users on an annual basis, as follows: non-prescription protective eyewear, six pairs; aftermarket filters and cartridges for air purifying respirators, five pairs; disposable ear plugs, 250 pairs; and reusable ear plugs, 50 pairs.

     Product users prefer comfortable and fashionable personal protective equipment. Therefore, the Company believes that industrial purchasers will often select functional products which combine the characteristics of comfort and fashion whenever available because product users are more likely to wear such products regularly, thereby increasing regulatory compliance and reducing the risk of injury.

     In addition, the Company has observed that industrial safety distributors continue to consolidate their sources of supply and to focus attention on products with strong brand names while reducing the number of duplicative products in their lines. The Company believes that such a trend toward consolidation creates an opportunity to enhance sales of existing and new products as a result of adding a wide range of market-leading branded products, and increase the Company's importance to industrial safety and fire service distributors.

     Other markets for personal protective equipment include exports and the consumer do-it-yourself retail market. During the past two years, the Company has experienced an increase in demand for personal protective equipment in connection with emerging industrial economies, including Mexico and certain South American countries. In addition, the Company believes that there is a lower utilization rate of safety equipment in Europe and other industrial regions compared to that in the United States which provides attractive growth opportunities for the Company's products. In the United States market, retail home centers and mass merchandisers are offering a greater variety of personal protective equipment products for home safety applications.

STRATEGY

     The Company's goal is to expand its strong position in the United States personal protective equipment market and to become a global leader in the manufacture and sale of safety and security products through selective acquisitions and internal growth. The Company is pursuing a business strategy to achieve these goals which includes the following principal elements:

     Broaden Product Categories Through Acquisitions. The Company's acquisition strategy represents a continuation of the strategy which has made it a leading consolidator in the personal protective equipment industry. The Company plans to continue its acquisition strategy by:

     - Enhancing growth by continuing to acquire companies with products that increase the number of categories of personal protective equipment the Company offers and extend the product lines within the Company's existing product categories;

     - Continuing to diversify into other types of safety products, as well as security equipment, that it believes are well suited for sale through its existing distribution networks and that protect workers or monitor the safety of the work environment; and

     - Focusing primarily on opportunities in which the target company has high brand recognition, a reputation for quality products, compatible channels of distribution, strong end-user acceptance and significant market share.

     Internal Growth Based on Quality, Reputation and Brand Loyalty. A number of the Company's personal protective equipment products and brands have a high degree of market acceptance and an excellent reputation for quality, comfort and style among industrial purchasers and product users. The Company intends to enhance its current brand loyalty and market position by:

     - Continuing to introduce innovative new products and encouraging industrial users to upgrade to, or replace competing products with, the Company's new products;

     - Designing innovative disposable and reusable products as well as products with unique replacement parts; and


     - Continuing to build brand awareness and stimulate demand for all of its product lines through direct communication with industrial purchasers.


     Continue to Improve Operating Efficiencies. The Company intends to continue to improve operating efficiencies by:

     - Tailoring its improvement programs to the type of manufacturing process most suitable for each product line, focusing on automation whenever possible and cost justified;

     - Continuing to integrate its marketing and sales teams to enhance cross-selling opportunities across product lines in order to generate and pursue more sales leads in every product line; and

     - Consolidating divisional and subsidiary administrative and accounting functions and implementing common personnel policies and procedures, employee benefits and information systems.

     Explore New Market Opportunities. The Company has an active program to develop new market opportunities beyond the United States personal protective equipment market. Elements of this program include:

     - Pursuing opportunities to increase exports to markets outside of the Company's traditional United States industrial market -- exports represented 14.9% of net sales during the first six months of 1998, compared to 10.8% in the first six months of 1997; and

     - Increasing sales in the do-it-yourself retail markets for home safety products.

THE ACQUISITIONS


     Following the strategy described above, the Company has completed the following acquisitions which have resulted in its progressing from a single product company to a diversified manufacturer of industrial safety products. See "Strategy -- Broaden Product Categories Through Acquisition."



                COMPANY                     DATE                    PRODUCTS
                -------                     ----                    --------
Howard S. Leight & Associates, Inc.      February    - Disposable, reusable and banded ear
                                         1998        plugs, and ear muffs
Biosystems, Inc.                         September   - Gas monitors and detectors
                                         1997        - Test equipment for self-contained
                                                       breathing apparatus
Lase-R Shield, Inc.                      June 1997   - Laser protective eyewear
Survivair, Inc.                          May 1997    - Self-contained breathing apparatus
                                                     used in industrial and U.S. municipal
                                                       and volunteer fire service markets
                                                     - Air purifying respirators
Titmus Optical, Inc.                     September   - Safety frames for prescription
                                         1995        protective eyewear
                                                     - Vision screening equipment
Pro-Tech Respirators, Inc.               March 1995  - Air purifying respirators
Uvex Safety, Inc.                        1993 and    - Platform company
                                         1994        - Non-prescription protective eyewear,
                                                       including spectacles, goggles and
                                                       laser protective eyewear


PRODUCTS

  Protective Eyewear and Vision Screening Equipment

     The Company sells a wide range of protective eyewear products including:
(i) UVEX(R) brand spectacles and goggles with polycarbonate lenses protected by proprietary coatings which provide superior resistance to scratches and fogging;
(ii) application specific protective eyewear including laser protective eyewear under the UVEX(R), LaserVision and Lase-R Shield brands, and (iii) Titmus(R) brand metal and plastic safety frames which accommodate corrective lenses and, when completed with lenses, meet the standards for protective eyewear. The Company also manufactures and sells Titmus(R) brand vision screening equipment which is used to determine whether an eye exam should be administered for prescribing corrective lenses. In 1997, the Company was ranked first in market share in non-prescription safety glasses, laser protective eyewear and safety frames for prescription protective eyewear, and third in market share in safety goggles.

  Hearing Protection

     The Company sells a full range of Howard Leight(R) brand hearing protection products, which reduce the risk of long-term hearing loss from exposure to excessive noise levels. Products include disposable, reusable and banded ear plugs, and ear muffs. Additionally, the Company sells Howard Leight(R) brand ear plug dispensers for easy distribution of hearing protection products to workers. In 1997, the Company was ranked second in market share in disposable and reusable ear plugs and ear muffs.

  Air Purifying Respirators and Supplied Air Respirators

     The Company sells a complete line of reusable half mask and full-face mask air purifying respirators under the Survivair(R) and Pro-Tech(R) brand names, as well as hazard specific cartridges and filters for removing various contaminants from the air. Self-contained breathing apparatus for industrial and fire protection applications, as well as air line respirators are also sold by the Company under the Survivair(R) brand name.

Supplied-air respirators provide an independent source of breathable air for workers in atmospheres immediately dangerous to their life or health.

  Gas Detectors and Test Equipment for Self-Contained Breathing Apparatus

     The Company sells Biosystems brand gas monitors and detectors, which sense and report the levels of certain gases in the atmosphere of a work site and identify hazardous conditions. The Company is the only U.S. manufacturer of self-contained breathing apparatus test-benches, which are computer controlled, automatic test-systems used to dynamically evaluate the proper performance of self-contained breathing apparatus and are sold under the PosiChek name.

PRODUCT DEVELOPMENT AND INTRODUCTION

     The Company is continuously engaged in the development of new products. Within the past twelve months, the Company has introduced several new products, including: (i) the UVEX(R) lines of astrospec 3000 non-prescription protective eyewear with the colors and logos of National Football League teams, bandit, bandido and spitfire safety eyewear, rare earth laser eyewear and uvextreme(R) AF -- anti-fog coating for non-prescription eyewear; (ii) the Survivair 7000 series air purifying respirator line, Panther self-contained breathing apparatus and ADAM digital gauge and electronic alarm for self-contained breathing apparatus; (iii) Titmus Titanium Collection frames for prescription safety eyewear; (iv) the Howard Leight Multi-Max ear plugs and QB1HYG banded ear plugs; and (v) the Biosystems PhD Lite hand-held confined space gas detector and ExPlus single sensor combustible gas detector.

     In addition to internally developed new products, the Company has the opportunity to evaluate products which are produced and sold in other markets by the Bacou Group and Uvex Germany. If such products appear promising for the Company's geographic markets, the Company considers adapting those products and importing sufficient quantities to conduct market tests. Such market tests enable the Company to determine the likely success of the specific product without the commitment of significant capital. If the market tests prove to be successful, the products may be imported or production capacity developed in the United States.

     With respect to the evaluation of new protective eyewear products developed by Uvex Germany, all of Uvex Germany's new developments must be disclosed to Uvex Safety, and Uvex Safety has the exclusive right to use such developments in the personal protective equipment markets of North, Central and South America. Such right is part of an agreement between Uvex Safety and Uvex Germany which creates reciprocal obligations between the parties and provides a framework for cooperation and exchanges of information regarding product development, intellectual property rights, research and development, manufacturing processes and lens coating development. Pursuant to the agreement, Uvex Safety is obligated to disclose to Uvex Germany Uvex Safety's new protective eyewear product developments and Uvex Germany has the exclusive right to use such developments everywhere in the world except in North, Central and South America. See "Risk Factors -- Dependence upon New Product Introductions" and "-- Market Limitations on UVEX(R) Brands."

MARKETING, SALES AND DISTRIBUTION

     The Company's products are sold principally through industrial safety and fire service distributors. Additional channels of distribution differ by product line. Laser protective eyewear products are sold in markets serving medicine, industry, research laboratories and universities, and worldwide by laser manufacturers as accessories with their products. Optical laboratories and optical retailers are the main channels for distribution of the Company's frames for prescription protective eyewear. Fire service distributors sell Survivair(R) brand self-contained breathing apparatus and Biosystems brand gas detectors and respiratory device test equipment. UVEX(R), Howard Leight(R), and Pro-Tech(R) brand products are also marketed in the do-it-yourself retail markets for home safety products. Howard Leight products are also sold in the sport shooting market. All of the Company's products are marketed internationally, with UVEX(R) brand products contractually limited to sales in North, South and Central America and the export of the Company's products into France restricted under an agreement with the Bacou Group. See "Risk Factors -- Significant Relationships."

MANUFACTURING OPERATIONS

     The Company's diverse product lines utilize different manufacturing processes. Accordingly, the Company tailors its improvement programs to the type of manufacturing process most suitable for each product line, focusing on automation whenever possible and cost justified. The Company's Uvex Manufacturing, Howard Leight, Survivair, Biosystems and Titmus manufacturing facilities are ISO 9001 certified.

  Eye Protection Products

     The Company uses a highly automated injection molding process to manufacture the frames and lenses of its UVEX(R) brand non-prescription protective eyewear. Frame components are molded in nylon, propionate and polyvinylchloride, and the lenses are molded from polycarbonate resin pellets. Manufacturing and assembling operations for the Company's astrospec family of products are linked by a work-in-process inventory management system. Parts are moved from this system to a highly automated, integrated assembly and packaging system for the Company's high volume astrospec products. The Company manufactures Titmus(R) brand frames for prescription protective eyewear in both metal and plastic. Metal products are made from wire in a process that includes cutting, bending, shaping, soldering, plating and colorizing. Plastic frames are produced by a computer controlled milling operation. Vision screeners are assembled using component parts manufactured by outside vendors.

  Disposable, Reusable and Banded Ear Plugs, and Ear Muffs

     The Company manufactures its ear plug products using proprietary, high volume automated machinery and equipment which molds polyurethane foam and polyvinylchloride into ear plugs. Injection molding is used by the Company to produce head bands for its banded ear plug products and ear muff bodies. All products are assembled by the Company, except for two product lines of completed ear muffs which are manufactured by outside vendors.

  Air Purifying Respirators and Supplied Air Respirators

     The Company manufactures respirator bodies, cartridge and filter bodies, and certain other parts using injection and compression molding techniques. The Company produces most of its metal regulator parts using computer assisted machining operations. Finished respirators are assembled using these manufactured parts and components manufactured by outside vendors. Cartridges and filters for air purifying respirators are filled using high-speed, automated folding, filling and sealing machines.

  Gas Detectors and Test Equipment for Self-Contained Breathing Apparatus

     The Company's gas detection products and test equipment for self-contained breathing apparatus are assembled using component parts manufactured by outside vendors. Component parts are requisitioned using a just-in-time approach, and material tracking is based on a work-in-process inventory management system and electronically initiated inventory replenishment. The Company utilizes work cells for assembly of these products.

RAW MATERIALS


     Although the Company relies primarily on single sources for the supply of several raw materials, all of the Company's raw materials are currently readily available. The Company currently satisfies substantially all of its requirements for (i) polycarbonate resin (the primary raw material used in the production of the Company's non-prescription optical lenses), (ii) polyurethane pre-polymer (the primary raw material for production of foam hearing protection products) and (iii) certain sensors (the primary component of gas detection equipment) through single sources of supply. See "Risk Factors -- Reliance on Single Sources of Supply" and "-- Significant Relationships."


PRINCIPAL CUSTOMERS

     The Company had no individual customers that accounted for 10.0% or more of consolidated net sales during the six months ended June 30, 1998 or either of the fiscal years ending December 31, 1997 or 1996.

COMPETITION

     The personal protective equipment industry is highly fragmented, with industry participants ranging in size from small companies focusing on single types of personal protective equipment, to a few large multinational corporations which manufacture and supply many types of personal protective equipment. The Company believes that participants in the personal protective equipment industry compete primarily on the basis of product characteristics (such as design, style, fashion and functional performance), brand name recognition, service and price.

     The Company's astrospec family of eyewear products has enjoyed significant success resulting in many competitive copies produced overseas, imported to the United States and sold at lower price points than comparable UVEX(R) brand products. Although the Company has taken steps to introduce new, lower-priced products to compete in that market segment, astrospec copies may continue to enjoy success in the marketplace against the astrospec family of eyewear products. See "Risk Factors -- Competition."

     To maintain its market position, the Company must be competitive in the area of brand image, distribution, design, style, customer service, quality and price. Individual competitors have advantages and strength in different sectors of the industry, in different products and in different areas, including manufacturing and distribution systems, geographic market presence, customer service and support, breadth of applications, delivery time and price. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that the competitive pressures faced by the Company will not adversely affect its financial condition or operations.

INTELLECTUAL PROPERTY

     It is the Company's policy to protect its intellectual property through a range of measures, including trademarks, patents and confidentiality agreements. These rights are protected through the filing of applications for and registrations of trademarks and patents whenever such filings would provide greater protection than maintaining such information as trade secrets.

     The Company has the right to use the trademark UVEX(R) in connection with protective eyewear and other safety products in all countries in North, Central and South America. Uvex Germany and its affiliates have the right to use the UVEX(R) name in connection with sports products throughout the world and personal protective equipment in countries outside of North, Central and South America. Pursuant to its agreement with Uvex Germany, the Company may sell personal protective equipment under the UVEX(R) brand name only in North, Central and South America. The agreement also prohibits the Company from selling sports products, such as sunglasses or protective eyewear for sport activities, under the UVEX(R) brand name regardless of geographic area.

     The Company also owns a number of other patents and trademarks as a result of its acquisitions of Survivair and Howard Leight. In particular, the Survivair(R) name is registered in the United States, Canada and Mexico and thirteen other countries in Europe and South America. The "Leight(R)" name and numerous other product names associated with Howard Leight are registered in the United States. The Company's Titmus subsidiary owns numerous trademarks under the Titmus(R) name for many of its products in the United States and throughout the world.

     The Company also relies upon unpatented trade secrets for the protection of certain intellectual property rights. The Company protects its trade secrets by requiring certain of its employees, consultants and other suppliers, customers, agents and advisors to execute confidentiality agreements upon the commencement of employment or other relationships with the Company. These agreements provide that all confidential information developed by or made known to the individual or entity during the course of the relationship with the Company is to be kept confidential and not disclosed to third parties except in certain circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary information or adequate remedies in the event of the unauthorized use or disclosure of such information. In addition, no assurance can be given that others will not independently develop substantially equivalent proprietary information and technologies, otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its rights to unpatented trade secrets. Further, there can be no assurance that infringement or invalidity claims will not be asserted against the Company in the future. The costs of defending such claims, or an unfavorable determination with respect to litigation based on such claims, could have a material adverse effect on the Company's business and financial condition. See "Risk Factors -- Limited Protection of Intellectual Property."

EMPLOYEES

     At June 30, 1998, the Company employed 1,839 people on a full-time basis, of which approximately 250 employees comprise a bargaining unit at Titmus Optical that is represented by a labor union under contract through September 13, 2000. The Company considers its relationship with its employees to be good and the Company has not experienced any work stoppages.

GOVERNMENT REGULATION AND INDUSTRIAL STANDARDS

     Government regulation mandating the use of personal protective equipment for certain job classifications and work site environments is the most significant factor in the creation and continuation of demand for personal protective equipment in the United States. The Occupational Safety and Health Administration ("OSHA") generally regulates the workplace environments in the United States in which personal protective equipment must be worn and specifies the standards which such equipment must meet. Other United States governmental agencies further regulate the use of personal protective equipment and issue standards concerning the design and functionality of such equipment. The Company believes that its products are in compliance in all material respects with the regulations and standards of these agencies.

     The United States and Canadian regulatory agencies each mandate that the Company's products meet performance standards established by private groups, such as the American National Standards Institute ("ANSI") and the Canadian Standards Association ("CSA"), respectively. The Company's eyewear products are subject to the latest series of applicable standards, which currently include ANSI Industrial Standard Z87.1-1989 and CSA Z94.3-1992. These standards require that protective eyewear be tested for optical performance, high velocity impact, high mass impact and other integral product performance features. The Company maintains and operates on-site testing labs at its Smithfield, Rhode Island and Petersburg, Virginia facilities which are equipped to perform necessary tests. The Company's hearing protection products are subject to ANSI Industrial Standard S12.6-1984. The Company's facility in San Diego, California includes a certified audiometric testing lab which exceeds standards and procedures outlined by regulatory requirements and the Audiology Society of America.

     OSHA specifies that respiratory protective equipment must meet application-specific performance standards which are set by the National Institute for Occupational Safety and Health. In addition, many respiratory products require approval by the National Fire Protection Association. In order to achieve regulatory approval, the Company maintains and operates an on-site lab at its Santa Ana, California facility which is equipped to conduct most necessary tests.

ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local environmental laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage and disposal of solid and hazardous wastes) or (ii) impose liability for the costs of cleanup or other remediation of contaminated property, including damages from spills, disposals or other releases of hazardous substances or wastes, in certain circumstances without regard to fault. The Company's manufacturing operations routinely involve the handling of chemicals and wastes, some of which are or may become regulated as hazardous substances. The Company has not incurred, and does not expect to incur, any significant expenditures or liabilities for environmental matters. As a result, the Company believes its obligations to comply with environmental regulations will not have a material adverse effect on its business or financial condition.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the Common Stock being offered hereby, by each Selling Stockholder. Unless otherwise indicated, each has sole voting and investment power with respect to the shares beneficially owned.

                                               NUMBER OF
                                          SHARES BENEFICIALLY      NUMBER OF      SHARES HELD AFTER OFFERING
                                             OWNED PRIOR TO       SHARES TO BE    --------------------------
NAME                                            OFFERING            OFFERED         NUMBER       PERCENTAGE
----                                      -------------------     ------------    -----------    -----------
Bacou S.A...............................       12,612,600          2,200,000(1)   10,412,600(1)     59.2%(1)
John F. Burt, Jr.(2)....................          278,060             10,000         268,060         1.5
Walter Stepan(3)........................          360,360             90,000         270,360         1.5

---------------
(1) Does not include 345,000 shares subject to the underwriters' over-allotment option which, if exercised, will be sold by Bacou S.A.

(2) Mr. Burt currently serves as President of the Company's Biosystems division.

(3) Mr. Stepan currently serves as Vice Chairman, President and Chief Executive Officer of the Company; Chairman and Chief Executive Officer of Bacou Safety; Chairman, President and Chief Executive Officer of Uvex Manufacturing; and Chairman of Titmus.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") through their representatives, BT Alex. Brown Incorporated, A.G. Edwards & Sons, Inc. and PaineWebber Incorporated (together, the "Representatives") have severally agreed to purchase from the Selling Stockholders, the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus.


                                                              NUMBER OF
                                                               SHARES
                        UNDERWRITERS                          ---------
BT Alex. Brown Incorporated.................................
A.G. Edwards & Sons, Inc....................................
PaineWebber Incorporated....................................
                                                              ---------
          Total.............................................  2,300,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After commencement of the public offering, the public offering price and other selling terms may be changed by the Representatives.

     The Principal Stockholder has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 345,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of the Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the initial commitment of the Underwriters, as indicated in the preceding table, and the Principal Stockholder will be obligated, pursuant to such option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered pursuant to the Offering. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the shares are being offered in the Offering.

     To facilitate this Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer if the syndicate repurchases shares of Common Stock distributed by that Underwriter or dealer.

     The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Stockholders regarding certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

     The Company, its directors and executive officers, and the Selling Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, except upon the exercise of currently outstanding stock options, for a period of 120 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby have been passed upon for the Company by Edwards & Angell, LLP, Providence, Rhode Island. Willkie Farr & Gallagher, New York, New York is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1996 and December 31, 1997 and for the fiscal year ended July 31, 1995, for the five months ended December 31, 1995 and for the fiscal years ended December 31, 1996 and 1997 have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Howard Leight and subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated in this Prospectus by reference to the audited historical financial statements included in the Company's Form 8-K/A dated April 15, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Comasec and subsidiary as of and for the year ended December 31, 1996 incorporated in this Prospectus by reference to the audited historical financial statements included in the Company's Form 8-K/A dated August 14, 1997 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning the Company can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Suite 1300, Seven World Trade Center, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or by accessing the Commission's World Wide Web site at http://www.sec.gov. The Common Stock is listed on the NYSE. Reports, proxy material, and other information concerning the Company also may be inspected at the offices of NYSE, 20 Broad Street, New York, New York 10005. This Prospectus does not contain all the information set forth in the Registration Statement and Exhibits thereto which the Company has filed with the Commission under the Securities Act, which may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees, and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents and information filed with the Commission by the Company are incorporated by reference in this Prospectus:

     (a) Annual Report on Form 10-K for the year ended December 31, 1997;

     (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

     (c) Current Reports on Form 8-K dated February 27, 1998 (as amended by a Form 8-K/A filed April 15, 1998), June 16, 1998 and August 5, 1998;

     (d) Exhibit 99(b) of the Company's Current Report on Form 8-K/A filed August 14, 1997 (amending the Company's Current Report on Form 8-K dated June 16, 1997); and

     (e) The description of the Common Stock contained in a Registration Statement on Form 8-A dated July 16, 1998, and any amendment or report filed for the purpose of updating such description.

     Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

     All documents filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to this termination of the Offering are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE MAILED TO GENERAL COUNSEL, BACOU USA, INC., 10 THURBER BOULEVARD, SMITHFIELD, RI 02917. TELEPHONE REQUESTS MAY BE DIRECTED TO (401) 233-0333.

                                [BACOU USA LOGO]

                             MARKET LEADING BRANDS

Uvex                                                        [photo of non-prescription protective eyewear and
 Non-prescription protective eyewear lessens the risk       safety goggles]
 of eye injury.
 Goggles provide added benefits, including splash
 protection.
                                                            Uvex LaserVision/Lase-R Shield
 [photo of laser protective eyewear]                        Laser protective eyewear utilizes sophisticated
                                                            filters to block the harmful wavelengths of laser
                                                            light for scientists, surgeons, and other laser
                                                            users.
 Titmus                                                     [photo of frames for prescription protective eyewear]
 Frames for prescription protective eyewear
 accommodate corrective lenses and, when completed
 with lenses, meet the standards for protective
 eyewear.
 [photo of air purifying and supplied air                   Survivair/Pro-Tech
 respirators]                                               Air purifying respirators use hazard specific filters
                                                            and cartridges to remove vapors, particulates, and
                                                            other contaminants from the air.
                                                            Supplied air respirators provide an independent
                                                            source of breathable air for workers in atmospheres
                                                            immediately dangerous to their life or health.
 Biosystems                                                 [photo of gas detector and monitor]
 Gas detectors and monitors sense the levels of
 certain gases in the atmosphere of a work site and
 identify hazardous conditions.
 [photo of earplugs and ear muffs]                          Howard Leight Industries
                                                            Ear plugs and ear muffs reduce the risk of long-term
                                                            hearing loss from exposure to excessive noise levels.

------------------------------------------------------

------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Price Range of Common Stock...........   11
Dividend Policy.......................   11
Capitalization........................   12
Selected Consolidated Historical and
  Pro Forma Financial Information.....   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   22
Selling Stockholders..................   30
Underwriting..........................   31
Legal Matters.........................   32
Experts...............................   32
Available Information.................   32
Incorporation of Certain Documents By
  Reference...........................   33

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,300,000 SHARES

                                  [BACOU LOGO]

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------


                                 BT ALEXS BROWN

                           A.G. EDWARDS & SONS, INC.

                            PAINEWEBBER INCORPORATED

                                            , 1998

------------------------------------------------------
------------------------------------------------------

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the offerings described in this Registration Statement. All of such expenses of the offerings will be paid by the Company. All amounts are estimated except the registration and NASD fees.



Registration Fee............................................  $ 17,385
NASD Fee....................................................     6,393
Printing Costs..............................................   115,000
Accounting Fees and Expenses................................    80,000
Legal Fees and Expenses.....................................         *
Miscellaneous...............................................
                                                              --------
          Total.............................................  $      *
                                                              ========


---------------

     * To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, as amended, provides in regard to indemnification of directors and officers as follows:

     "145. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE. -- (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     The Company's bylaws provide that officers and directors of the Company shall be indemnified to the full extent permitted under subsections (a) through
(e) of Section 145 of Title 8 of the Delaware General Corporation Law.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS


 EXHIBIT
 NUMBER                             DESCRIPTION OF EXHIBIT
 -------                            ----------------------
      1     --   Form of Underwriting Agreement(1)
    2.1     --   Stock Purchase Agreement dated as of April 14, 1997 among
                 Bacou S.A. and Francis Berend, Pierre Alain Berend, Philippe
                 Berend, Pascal Berend and the other sellers parties thereto
                 (incorporated by reference to Exhibit 2(a) of the Company's
                 Form 8-K filed May 12, 1997)
    2.2     --   Agreement dated April 14, 1997 between Bacou S.A. and Bacou
                 USA, Inc. (incorporated by reference to Exhibit 2(b) of the
                 Company's Form 8-K filed May 12, 1997)
    2.3     --   First Amendment to Stock Purchase Agreement dated May 30,
                 1997 (incorporated by reference to Exhibit 2(c) of the
                 Company's Form 8-K filed June 16, 1997)
    2.4     --   Stock Redemption Agreement dated May 30, 1997 between
                 Comasec International, S.A. and Pro-Tech Respirators, Inc.
                 (incorporated by reference to Exhibit 2(d) of the Company's
                 Form 8-K filed June 16, 1997)
    2.5     --   Agreement and Plan of Merger dated as of September 30, 1997 by and among Bacou USA, Inc., ISH Transaction, Inc.,
                 Biosystems, Inc. and the Shareholders of Biosystems, Inc.
                 (incorporated by reference to Exhibit 2(a) of the Company's
                 Form 8-K filed October 15, 1997)
    2.6     --   Asset Purchase Agreement dated December 31, 1997 between
                 Bacou USA Safety, Inc. and Howard S. Leight & Associates,
                 Inc. (d/b/a Howard Leight Industries) (incorporated by
                 reference to Exhibit 2(a) of the Company's Form 8-K filed on
                 March 13, 1998)
    2.7     --   Letter Agreement by and between Howard S. Leight and Bacou
                 USA, Inc. (incorporated by reference to Exhibit 2(b) of the
                 Company's Form 8-K filed on March 13, 1998)
    2.8     --   Letter Agreement by and among Howard S. Leight, Bacou S.A.
                 and Engineering Bacou S.A. (incorporated by reference to
                 Exhibit 2 (c) of the Company's Form 8-K filed on March 13,
                 1998)
    2.9     --   First Amendment to Asset Purchase Agreement dated February
                 27, 1998 (incorporated by reference to Exhibit 2(d) of the
                 Company's Form 8-K filed on March 13, 1998)
   2.10     --   Stock Purchase Agreement dated February 27, 1998 among Bacou
                 USA Safety, Inc., Howard S. Leight & Associates, Inc. (d/b/a
                 Howard Leight Industries), Howard S. Leight and John Dean
                 (incorporated by reference to Exhibit 2(e) of the Company's
                 Form 8-K filed on March 13, 1998)
   2.11     --   Stock Purchase Agreement dated February 27, 1998 among Bacou
                 USA Safety, Inc., Howard S. Leight & Associates, Inc. (d/b/a
                 Howard Leight Industries) and Howard S. Leight (incorporated by reference to Exhibit 2(f) of the Company's Form 8-K filed on March 13, 1998)
    3.1     --   Amended and Restated Certificate of Incorporation
                 (incorporated by reference to Exhibit 3(a) of the Company's
                 Registration Statement filed on Form S-1 (Commission File
                 No. 333-00470) (the "Company's Registration Statement"))
    3.2     --   By-Laws (incorporated by reference to Exhibit 3(b) of the
                 Company's Registration Statement)
      5     --   Opinion of Edwards & Angell, LLP(2)


 EXHIBIT
 NUMBER                             DESCRIPTION OF EXHIBIT
 -------                            ----------------------
     11     --   Statement re: Computation of Per Share Earnings
                 (incorporated by reference to Exhibit 11 of the Company's
                 Annual Report on Form 10-K for the year ended December 31,
                 1997 and Exhibit 11 of the Company's Quarterly Report on
                 Form 10-Q for the quarter ended June 30, 1998)
     23.1   --   Consent of KPMG Peat Marwick LLP regarding the Company
   23.2     --   Consent of PricewaterhouseCoopers LLP regarding Howard S.
                 Leight & Associates, Inc.
   23.3     --   Consent of PricewaterhouseCoopers LLP regarding Comasec
                 Holdings, Inc.
   23.4     --   Consent of Edwards & Angell, LLP (included in Exhibit 5)
     24     --   Power of Attorney(2)
     27     --   Financial Data Schedule (incorporated by reference to
                 Exhibit 27 of the Company's Quarterly Report on Form 10-Q
                 for the quarter ended June 30, 1998).

---------------
(1) To be filed by amendment.
(2) Previously filed.

     (B) FINANCIAL STATEMENT SCHEDULES

     Financial Statement Schedule

     Incorporated by reference to the Company's Form 10-K filed March 27, 1998.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Bacou USA, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Smithfield, State of Rhode Island, on this 24th day of August, 1998.

                                            BACOU USA, INC.

                                            By      /s/ PHILIP B. BARR
                                        ........................................
                                                       PHILIP B. BARR
                                              EXECUTIVE VICE PRESIDENT, CHIEF
                                                     FINANCIAL OFFICER
                                                       AND SECRETARY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 24, 1998.

                     SIGNATURE                                                 TITLE
                     ---------                                                 -----
                         *                                  Chairman of the Board
     ........................................
                  PHILIPPE BACOU

                 /s/ WALTER STEPAN                          Vice Chairman of the Board, President and
     ........................................                 Chief Executive Officer; Director
                   WALTER STEPAN

                /s/ PHILIP B. BARR                          Executive Vice President, Chief Financial
     ........................................                 Officer and Secretary; Director
                  PHILIP B. BARR

               /s/ JEFFREY T. BROWN                         Treasurer and Chief Accounting Officer
     ........................................
                 JEFFREY T. BROWN

                         *                                  Director
     ........................................
                 CHRISTOPHE BACOU

                         *                                  Director
     ........................................
                  KARL F. ERICSON

                         *                                  Director
     ........................................
                 HOWARD S. LEIGHT

                         *                                  Director
     ........................................
                HERBERT A. WERTHEIM

*By      /s/ PHILIP B. BARR
    ...............................
            PHILIP B. BARR
    EXECUTIVE VICE PRESIDENT, CHIEF
           FINANCIAL OFFICER
             AND SECRETARY

           ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                             DESCRIPTION OF EXHIBIT
 -------                            ----------------------
   23.1     --   Consent of KPMG Peat Marwick LLP regarding the Company
   23.2     --   Consent of PricewaterhouseCoopers LLP regarding Howard S.
                 Leight & Associates, Inc.
   23.3     --   Consent of PricewaterhouseCoopers LLP regarding Comasec
                 Holdings, Inc.